March 28, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attn: David Irving

 Jason Niethamer

Re: HIVE Digital Technologies Ltd.

Form 40-F for Fiscal Year Ended March 31, 2024

File No. 001-40398

Ladies and Gentlemen:

On behalf of HIVE Digital Technologies Ltd. (the "Company," "we" or "us"), we are responding to comments received from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated March 6, 2025 (the "Comment Letter") with respect to the above-referenced Annual Report on Form 40-F filed with the Commission on June 24, 2024 (the "40-F").

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter. To facilitate the Staff's review, we have reproduced the text of the Staff's comments in bold and italics below, followed by responses from the Company. Capitalized terms used but not defined herein have the meanings given to them in the 40-F. All references to page numbers and captions (other than those in the Staff's comments and unless otherwise stated) correspond to the page numbers and captions in the 40-F.

As a threshold matter, the Company advises the Staff that it is transitioning from IFRS to U.S. generally accepted accounting principles ("U.S. GAAP"), beginning with its audited financial statements for the fiscal year ended March 31, 2025. Our responses below in most cases relate to the Company's historical financial statements.  However, the Company will incorporate its responses in this letter in its upcoming year end financial statements and in future reports going forward.

As noted in Staff Comment No. 1 below, our current revenue recognition policy has been adopted under IFRS 15-Revenue from Contracts with Customers ("IFRS 15"). However, following our transition to U.S. GAAP, the Company will adopt a revenue recognition accounting policy in accordance with ASC 606-Revenue from Contracts with Customers ("ASC 606"). With respect to Staff Comment No. 2 below, the Company currently utilizes IFRS 13-Fair Value Measurements ("IFRS 13") to determine the fair value of its investments. Following the transition to U.S. GAAP, the Company will utilize ASC 820-Fair Value Measurement ("ASC 820").

Securities and Exchange Commission

March 28, 2025

Form 40-F for Fiscal Year Ended March 31, 2024 Notes to the Consolidated Financial Statements

Note 2. Basis of Presentation and Material Accounting Policy Information

(e) Revenue recognition, page 7

1. Please respond to the following and revise your disclosure in future filings as necessary to address your revenue recognition under IFRS 15:

• Disclose, if true, that the contracts with mining pool operators are terminable at any time by either party without penalty.

Response: The Company advises the Staff that its contracts with mining pool operators are terminable at will by either party, without penalty. The Company will include this disclosure in future filings.

• If they are, revise your disclosure to clarify that as a result of the termination rights, the mining pool agreement is continuously renewed for accounting purposes and the accounting duration of your contracts is less than 24 hours.

Response: As noted above, the Company's agreements with its mining pool operators provide both the mining pool operator and the Company with the right to terminate the contract, at any time, without substantively compensating the other party for the termination. Further, upon termination, the mining pool operator is required to pay the Company the amount due related to previously satisfied performance obligations.  As a result, the Company has determined that the duration of the contract is less than 24 hours and the contract is continuously renewed throughout each day.  The Company has also determined that the mining pool operator's renewal right is not a material right, because the terms, conditions, and compensation amounts are at-then current market rates.

• Disclose how payments are generally calculated, including the various components of the payment (for example, block reward, transaction fees, less pool operator fee) and the period over which the computations take place (for example, generally midnight to midnight UTC).

Response: In exchange for providing hash calculation service to the mining pool operators, the Company is entitled to non-cash consideration in the form of Bitcoin. This consideration is made up of block rewards and transaction fees, less mining pool operator fees, and are generated as follows:

(i) Block rewards (also called block subsidies) is based upon the total blocks that are expected to be generated on the BTC network as a whole. The fee earned by the Company is first calculated by dividing (a) the total amount of hash rate the Company provides to the mining pool operator, by (b) the total BTC network's implied hash rate (as determined by the BTC network difficulty), multiplied by (c) the total amount of block subsidies that are expected to be generated on the BTC network as a whole.

(ii) Transaction fees refer to the total fees paid by users of the network to execute transactions. The fee paid out by the mining pool operator to the Company is further calculated by dividing (a) the total amount of transaction fees that are actually generated on the BTC network as a whole less the 3 largest and 3 smallest transactions per block, by (b) the total amount of block subsidies that are actually generated on the BTC network as a whole, multiplied by (c) the Company's fee earned as calculated in (i) above. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

Securities and Exchange Commission

March 28, 2025

(iii) Mining pool operating fees are charged by the mining pool operator for operating the mining pool as set forth in a rate schedule to the mining pool contract. The mining pool operating fees reduce the total amount of compensation the Company receives and are only incurred to the extent that the Company has generated mining revenue pursuant to the mining pool operators' payout calculation.

• You disclose that the Group recognizes the revenue on a daily basis on the day it was received. Disclose whether revenue is recognized on the same day that control of the contracted service transfers to the mining pool operator. Refer to IFRS 15.31.

Response: The Company recognizes the non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as the contract inception.

• Revise your disclosure to clarify the timing and method of valuing the noncash consideration received.

Response: Because the consideration to which the Company expects to be entitled for providing computing power is variable, as well as being non-cash consideration, the Company assesses the estimated amount of the variable non-cash consideration to which it expects to be entitled for providing computing power at contract inception and subsequently, to determine when and to what extent it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty associated with the variable consideration is subsequently resolved. Under the Full-Pay-Per-Share ("FPPS") payout method, the Company recognizes the non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as the contract inception.

The Company measures the non-cash consideration received at the fair market value of the Bitcoin received. Management estimates fair value on a daily basis, as the quantity of Bitcoin received multiplied by the price quoted on Coinbase on the day it was received.

Note 24. Financial Instruments and Risk Management, page 38

2. We note your disclosure that, "the Company's investment holdings that are not traded in active markets by the Company are considered investments." We further note that you account for the majority of your investments using Level 1 inputs, which indicates quoted prices (unadjusted) in active markets. Please tell us the following concerning your investments:

• How you determined that using Level 1 input is appropriate. Refer to paragraphs 76-90 of IFRS 13.

• If you are not using Level 1 inputs, please revise future filings to disclose the specific valuation techniques and inputs used to determine fair value and make sure your disclosures are consistent with the requirements starting in paragraph 91 of IFRS 13.

Securities and Exchange Commission

March 28, 2025

 Response: The Company respectfully acknowledges the Staff's comments. As previously disclosed on page 38 of the 40-F, the fair values of investments were measured using the cost, market or income approaches. The investments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values, with the designation based upon the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are:

Level 1 Inputs: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date (IFRS 13, paragraph 76)

Level 2 Inputs: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices. (IFRS 13, paragraph 82(a)-(b))

 Level 3 Inputs: Unobservable inputs for the asset or liability (IFRS 13, paragraph 86)

The Company's investment portfolio was made up of eight (8) investments in equity instruments and or funds. Of these, four (4) are traded on a recognized stock exchange and in an active market which makes up 77% of the total value of investments or $5,356K. The Company considers these investments as Level 1 inputs under IFRS 13.

The remainder or $1,618K is made up of an investment in a fund using the net asset value and investments in private companies which are not traded in an active market. The Company utilized valuation methodologies consistent with IFRS 13 because these investments are not actively traded and utilize Level 3 inputs.

The Company respectfully acknowledges the request for enhanced disclosure. In future filings, we will provide the specific valuation techniques used to determine the fair value of our investments in accordance with ASC 820.

Note 25. Digital Currency and Risk Management, page 47

3. We note your disclosure of the impact of a 5% variance in price for Bitcoin. Please tell us how you determined that a 5% impact was appropriate given the price volatility of Bitcoin in the periods presented. Please provide more robust sensitivity analysis in future filings. Refer to paragraphs 40-42 of IFRS 7.

Response: With respect to our previously filed financials, we believed that a 5% impact was appropriate as it was an amount that could provide a reasonable sensitivity analysis to readers of our financial statements for use in the near-term.  While it may have been reasonable to assume a greater than 5% volatility, we did not want to mislead investors by providing a potentially extreme possible increase in our income.

Securities and Exchange Commission

March 28, 2025

While the price of Bitcoin over the course of its existence has been volatile, our belief has been that as Bitcoin continued to mature, its volatility would decrease. However, in recent months we have seen periods of greater volatility. Given this volatility and in light of the Staff's comment, going forward we will provide a more robust sensitivity analysis in future filings.  The Company respectfully informs the Staff that, it in future filings, it intends to provide analysis using both a 5% sensitivity factor and a 10% sensitivity factor. However, as noted elsewhere in this response, the Company is in the process of transitioning to U.S. GAAP, and we are still evaluating the appropriate sensitivity thresholds to be presented in future in future filings.

The Company plans to incorporate the new disclosures contained in this response letter beginning with its U.S. GAAP financial statements for the fiscal year ended March 31, 2025.

If you have any questions or need anything further, please contact me at darcy@hivedigitaltech.com, or the Company's U.S. counsel, Jonathan Gardner of Kavinoky Cook LLP, at 716-332-5290 or jgardner@kavinokycook.com.

Very truly yours,

/s/ Darcy Daubaras

Darcy Daubaras,

Chief Financial Officer

Cc: Jonathan Gardner, Kavinoky Cook LLP

 Danielle Fahey, Kavinoky Cook LLP